Mail Stop 0306


February 28, 2005



Via Facsimile and U.S. Mail

Richard L. Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY  13057


	Re:	Microwave Filter Company, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
			Filed December 23, 2004
		Form 10-Q for the fiscal quarter ended December 31, 2004
		File No. 000-10976

Dear Mr. Jones:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K as of September 30, 2004

Item 9A.  Controls and Procedures - Page 21

1. We note your statement that "disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met..." We also note your disclosure that management concluded your disclosure controls and procedures are effective "subject to the limitations noted above." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Such statement should not include any qualifying or limiting language. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2. We note management`s conclusion that as of September 30, 2004, the disclosure controls and procedures are effective "to allow timely decisions regarding disclosures to be included in the Company`s periodic filings with the Securities and Exchange Commission." This conclusion contains an inappropriate qualification as to the effectiveness of your disclosure controls and procedures. Please revise to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

3. We note your disclosure that "there was no significant change in the Company`s internal control over financial reporting during the Company`s fourth fiscal quarter ended September 30, 2004". Please revise your disclosure to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003. Please note that this comment also applies to your quarterly report on Form 10-Q as of December 31, 2004.




Form 10-Q as of December 31, 2004

Item 4.  Controls and Procedures

4. We note your disclosure that "the Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the
Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission." This language appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise to clarify, if true, that your officers have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

5. We note your statement that your chief executive officer and your chief financial officer "concluded, based upon their best judgment, that the Company`s disclosure controls and procedures were adequate."
It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.


* * * * * * * *

      As appropriate, please amend your September 30, 2004 Form
10-K
and your December 31, 2004 Form 10-Q to respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
the Branch Chief, at (202) 942-2813.


							Sincerely,


							Kate Tillan
							Reviewing Accountant


??

??

??

??

Mr. Richard L. Jones
Microwave Filter Company, Inc.
February 28, 2005
Page 1


1